Mail Stop 3561

      							December 20, 2005

Via U.S. Mail and Fax
Mr. Robert C. Bateman
Chief Financial Officer
Fisher Communications, Inc.
100 4th Avenue N. Suite 510
Seattle, WA  98109

	RE:	Fisher Communications, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 25, 2005
		Forms 10-Q for Fiscal Quarter Ended September 30, 2005
		File No. 0-22439

Dear Mr. Bateman:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




      Form 10-K for the year ended December 31, 2004
      Note 1 - Operations and Accounting policies

      Recent accounting pronouncements, page 54

1. We note your statement that historically you have accounted for acquisitions of the broadcasting operations using the residual method. Further you state that you are unable to predict the impact of EITF D-108. Then in subsequent 10-Qs you state that you do not have any intangible asset originally valued using the residual value.
Please clarify this inconsistency. Further based on previous reviews we are aware that you used the residual method. Tell us whether for purposes of your impairment test you have used a direct value method on all intangible assets that were previously valued using the residual method in accordance with EITF D-108. Revise or advise.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Gopal Dharia, Staff Accountant, at (202)
551-
3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,

      Larry Spirgel
								Assistant Director
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Mr. Robert Bateman
Fisher Communications, Inc.
January 9, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE